December 2, 2005

Mail Stop 3561

via U.S. mail and facsimile

David C. Merrell, President
Souvall-Page and Company, Inc.
9005 Cobble Canyon Lane
Sandy, Utah

Re: Souvall-Page and Company, Inc.
       Registration Statement on Form 10-SB, Amendment 1
       Filed September 26, 2005
       File No. 0-51464

Dear Mr. Merrell:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise the entire filing to use the same title for each category of stock that you have used in your Articles of Incorporation, as amended. For example, if correct, use "common stock" to refer to the 75,000,000 shares you initially issued and "Class A common stock" to refer to the 50,000,000 shares of stock now outstanding.
2. We have reviewed your revisions in response to comment number two of our letter dated September 20, 2005. Please discuss whether or not you have redeemed or retired the 75,000,000 shares of common stock that you authorized in your initial Articles. We note that you have stated in the prospectus in the fourth paragraph of Part I, Item
1. "Description of Business - Business Development - Organization" on page 2 the following:

"Effective February 2, 1988, we changed our name to Souvall-Page
and
Company, Inc. and we decreased our authorized capital of
75,000,000
shares of $0.001 par value common stock to 50,000,000 shares of Class
A common stock without par value, ("Common Stock")."

We also note that your "Articles of Amendment to the Articles of Incorporation to Black Gold Resources," (your former name), which you have filed as Exhibit 3.2, reference only the Class A common stock.
3. Please revise any disclosure throughout the registration statement that states that you may be deemed to be a blank check company. Instead, state that you are, or you are deemed, a blank check company. See, for example, risk factors numbers two and four.
4. Please file on EDGAR a marked version of all future amendments.

General Business History, page 3
5. Please revise the fifth paragraph of this section, and the rest of the registration statement disclosure as appropriate, to discuss the effects of the Division`s letter to the NASD Regulation, Inc. disclosed under "Restrictions on sales of certain restricted securities."
6. Please resolve the discrepancy between the disclosure in the second paragraph of this section about pursuing the creation of a "national and international marketing network for the commercial-investment real estate community" and your disclosure elsewhere that you are a blank check company.

Business, page 3
7. Clarify the following: "Our Company is not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future." For example, do you mean that you will not engage in a substantive business activity until you acquire, or merge with, another company, or do you mean that you do not intend to acquire or merge with another company in the foreseeable future?

Risk Factors, page 5
8. Please add the following as a risk factor and, also, include it in the section, "Description of Securities," on page 18. It is from
Article VI, number four of your "Articles of Amendment to the Articles of Incorporation to Black Gold Resources," (your former name), which you have filed as Exhibit 3.2.

"The company may at any time and from time to time at the option of the board of directors, redeem the whole or any part of the outstanding Class A Common Stock upon any redemption date fixed by the board of directors."

Plan of Operation, page 13
9. Please explain what you mean by "through funding" in the first paragraph.
10. Identify the individual manager who has agreed to loan the company money for "investigating a potential business venture." Disclose all principal terms of the agreement, including whether the manager has agreed to loan you the full $25,000 if you need it. State whether the agreement is written or oral and, if written, file as an exhibit.

Liquidity, page 14
11. We have reviewed your response to comment number 12 of our prior letter dated September 20, 2005. Please disclose the principal terms of any oral agreements with officers and directors regarding expenses of $3,699 paid in 1998.

Restrictions of Sales of Certain Restricted Securities, page 18
12. In the last paragraph, please list all categories of persons subject to the letter issued to NASD Regulation, Inc., which you describe in this section. For example, it appears you have omitted promoters and transferees of promoters and affiliates.

Indemnification, page 21
13. Please include in the indemnification section of the prospectus the information in Article IX, numbers four and eleven of your Articles of Amendment to the Articles of Incorporation to Black
Gold
Resources, (your former name), which you have filed as Exhibit
3.2.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

      cc:   Leonard Burningham
      By facsimile to 801-355-7126

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David C. Merrell, President
Souvall-Page and Company, Inc.
December 2, 2005
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